Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is a newsletter made available to employees of UIL Holdings Corporation and its subsidiaries on March 19, 2015.

SPRING BULB SALE: The Sustainability Team will host a Spring Bulb Sale at UIL work locations from April 7-16. Employees will be able to buy efficient ENERGY STAR® lighting products at deep discounts. Look for information on UIL digital screens and in Newsline. NL: THE MAGAZINE: The latest edition of Newsline: The Magazine is out! Check out our exciting articles about military veterans working at UIL, our fleets and garages, the Operational Excellence Initiative and much more. Find it on company newsstands or visit myUIL. BON APPÉTIT: New Haven Restaurant Week returns March 22-27. Thirty-six of downtown New Haven’s award-winning and internationally diverse restaurants are featuring $18 lunch and $32 dinner fixed-price menus. Visit infonewhaven.com/ restaurantweek for information. WORK ZONE SAFETY: March 23-27 is national Work Zone Awareness Week. This year’s theme is “Expect the Unexpected.” Employees are reminded to slow down and drive safely through work zones. Visit ops.fhwa.dot.gov/wz/outreach/wz_ awareness.htm for information.
NEWSLINE INFORMED & CONNECTED
Vol. 4 Issue 6 March 19, 2015
Special Edition
CEO Engages Employees About Iberdrola Deal
by Ed Crowder
On a snowy March afternoon, hundreds of employees from every corner of the corporation made their way to locations in Connecticut and Massachusetts to learn more about the big news: UIL’s plan to combine with a wholly owned subsidiary of Iberdrola USA later this year.
UIL President and CEO Jim Torgerson addressed employees live via satellite from Quinnipiac University’s North Haven campus, with the broadcast going out to six remote locations in all of the operating companies’ territories. His presentation was followed by question-and-answer session, in which he responded to questions from the audience in North Haven as well as the remote locations.
The March 5 corporation-wide employee meeting was arranged on a tight schedule, a week after the deal was announced to employees and the public.
“It was very important to me, personally, to get out in front of employees quickly and provide them with as much information as possible,” said Torgerson. “We know employees still have a lot of questions about this deal, and we will continue to find ways to address them.”
The proposed transaction was announced Feb. 25, simultaneously to employees and the public. After the transaction closes, which is expected to happen later this year, UIL will merge into a subsidiary of Iberdrola USA and the combined company will have an enterprise value of $17.9 billion.
Iberdrola USA will become publicly listed on the New York Stock Exchange. It will have approximately 3.1 million natural gas and electric utility customers in four states, as well as a robust renewable generation business, including the nation’s second-largest operating wind portfolio.
HERE ARE SOME OF THE WAYS EMPLOYEES CAN LEARN MORE ABOUT THE MERGER
A video of Torgerson’s presentation can be found at myUIL>
Employee Info > Video Center.
The Feb. 25 press release and Quikfax on myUIL.
More about the Iberdrola deal and employee reaction inside. Please see the back page for important legal information.

About Iberdrola USA
The name Iberdrola USA probably rings a bell for most UIL employees. It was the corporate parent of SCG, CNG and Berkshire Gas before UIL acquired them in 2010.
Iberdrola USA is itself a subsidiary of a larger energy firm, Iberdrola, SA. With headquarters in Madrid, Spain, it is the world’s fifth-largest electricity utility company in terms of market capitalization.
Based in New Gloucester, Maine, Iberdrola USA holds the U.S. operations of the Spanish parent. Its companies include natural gas and electric utilities in New York State and Maine, as well as renewable energy and gas storage businesses in 24 U.S. states. It also has the second-largest operating wind portfolio in the United States.
HERE’S A BRIEF OVERVIEW OF ITS COMPANIES AND OPERATIONS
New York State Electric & Gas Corporation Binghamton, New York
Serves 881,000 electricity customers and 263,000 natural gas customers across more than 40 percent of upstate New York.
Rochester Gas & Electric Corporation Rochester, New York
Serves 371,000 electricity customers and 307,000 natural gas customers in a nine-county region centered on Rochester, N.Y.
Central Maine Power Company Augusta, Maine
Provides electricity to more than 600,000 customers in central and southern Maine.
Maine Natural Gas Corporation Brunswick, Maine
Delivers natural gas to about 4,000 customers in Maine.
Iberdrola Renewables, LLC Portland, Oregon
The U.S. renewable energy division of Iberdrola, S.A. It is the second-largest U.S. wind operator. It also operates more than 621 MW of gas-fired generation and more than 129 BCF of owned and contracted natural gas storage.
Iberdrola Energy Holdings, LLC Houston, Texas
A holding company for Iberdrola, S.A.’s natural gas business operations in the U.S. These include Iberdrola Energy Services, LLC (gas trading) and ENSTOR, Inc. (gas storage).
‘KEEPING AN OPEN MIND’ After Presentation,
Concern. Skepticism. Hope. Anxiety.
Those were some of the feelings circulating at locations in Connecticut and Massachusetts as UIL President and CEO Jim Torgerson addressed employees and answered questions about the proposed merger with Iberdrola USA.
CNG employees gathered in a Holiday Inn ballroom in East Hartford to listen to Torgerson’s presentation, which was broadcast live via satellite. Many of them were working at CNG when it was previously under the ownership of Iberdrola USA. UIL acquired CNG from Iberdrola in 2010, in a deal that also included SCG and Berkshire Gas.
Several employees praised UIL for its stewardship over the past five years, and said they hope the future holds continued stability and investment. They were pleased that Torgerson emphasized Iberdrola’s commitment to the natural gas industry.
CNG Customer Relations Representative Melony Rease said there is some understandable skepticism among employees, since Iberdrola USA’s parent company, Iberdrola, S.A., will own 81.5 percent of the combined company after the transaction is complete. UIL shareowners will own the other 18.5 percent. “They are very concerned, and morale has been hurt,” Rease said.
Michael Dumond, a markout QA/QC inspector at CNG, said he wasn’t with the company during Iberdrola’s previous ownership. “I’m keeping an open mind,” he said. That was a common theme among employees at UIL’s operating companies, interviewed after Torgerson’s presentation.
“I thought the presentation was great,” said Deborah Lisi, who watched with about 120 of her SCG colleagues at the company’s building in Orange. Lisi, supervisor of the company’s Customer Care Center, has been with SCG through several changes of ownership during her 35-year tenure. “I believe that SCG employees who were here before with Iberdrola will have a wait-and-see attitude. Now that SCG is with UIL, I believe we are a stronger company, and the gas companies will be more welcoming to Iberdrola,” she said.
Louis Bailey, Service Technician A at SCG, said he wants what’s best for the company — not only as an SCG employee, but also as a UIL shareowner.“I have confidence in Mr. Torgerson,” said Bailey, a 25-year

Employees Express Mixed Feelings About Merger
employee who has been with SCG through several acquisitions. He, too, was with the company under Iberdrola’s ownership, and he remembers those years as lean ones for SCG. “UIL — they put life back into this company,” he said.
At the UI operations building, also in Orange, it was standing room only in the cafeteria, as well as the other broadcast viewing location in the reporting room in the facility’s basement. At the end of the live broadcast, employees expressed mixed feelings about the presentation, which mirrored what the corporation has told investors about the proposed deal.
“I’m a finance guy by degree, so I appreciated the presentation,” said Damon Hall, a logistics manager who has been with UIL since 2011. “I understand that people may have a wait-and-see attitude. While I haven’t worked for the organization a long time, I do embrace change. We have a strong company.”
Some UI customer representatives expressed concern about what would happen to the Customer Care centers, and wondered if their job functions would be outsourced.
Bernard Smith, UI line group leader in Electric System-Overhead, said Torgerson gave a good presentation, adding that he was reassured by the CEO’s commitment to continuing the current approach to negotiations with bargaining units. “His comment about an interest-based approach to negotiation sounded good,” said Smith.
Line Worker Elias DeLaRosa, meanwhile, wondered if Iberdrola USA would repeat some of its earlier business decisions when it owned the gas companies.
Approximately 90 attentive Berkshire Gas employees gathered in the headquarters garage in Pittsfield, Massachusetts, to hear Torgerson’s briefing. Like UIL’s Connecticut natural gas utilities, Berkshire was previously under the ownership of Iberdrola USA.
“We will be watching this transaction progress with great interest,” said Chris Farrell, Berkshire’s manager of communications and government relations.
communications corner
How Do You Respond to Questions That Do Not Yet Have
Answers?
That’s the challenge company leaders often face after a major announcement, such as UIL’s recent announcement to combine with Iberdrola USA. Employees want to know: How will this affect my job? How can I plan? What’s the long-term impact?
UIL’s leadership is committed to providing answers as they become available. But they must also be mindful of legal and regulatory requirements that limit what can be said.
Because UIL is a publicly traded company, any information provided to employees must be consistent and not provide unfair stock trading advantages. This ensures that employees, many of whom own UIL shares, are protected against the possibility they’ll someday be accused of trading on “insider information,” in violation of federal law and U.S. securities regulations.
Communication about the Iberdrola deal — including this one — must be approved by UIL’s legal team before publication and submitted to the U.S. Securities and Exchange Commission. Communications must also be accompanied by a “legal legend” with cautionary statements and other information. (See the back page of this issue of Newsline.)
Employees must respect these rules. When talking to others, be mindful of disclosing information. Guidance can be found in the UIL Code of Business Conduct, Policy 145, located on myUIL under Employee Info > Policies.
Editor’s Note: Welcome to the
Communications Corner, a new, regular feature that will highlight communication tips and techniques, helping employees overcome the communication challenges they may face on the job.
the stock market
MARCH 13 CLOSE:
$49.38
52-WEEK RANGE:
$34.34 to $52.50

company news
BERKSHIRE BRIEFING: Berkshire Gas on March 10 briefed Realtors in Greenfield, Massachusetts about the company’s natural gas service moratorium in the region, which became effective Dec. 1. Berkshire is not accepting new gas customers in parts of its territory due to transmission pipeline constraints. The briefing included an explanation of the moratorium, natural gas supply issues and guidelines for talking to clients about the availability of natural gas service. ALMA MATER MATCH: Do you give to your alma mater? The UIL Holdings Corporation Foundation will match your gift to accredited U.S. colleges and private secondary schools with 501(c)3 status. You must give at least $50 for a match. Before sending the check, go to myUIL > Business Services > Economic & Community Development. Complete the “Matching Gifts to Education” form to mail with the check. The foundation will notify you when the match is paid. PIPELINE PROGRESS: Kinder Morgan has lined up utilities and other entities to anchor a natural gas transmission pipeline it wants to build through southern New Hampshire into Massachusetts. The company has commitments SCG, CNG, Berkshire Gas, National Grid and other anchor shippers to transport about 500 million cubic feet of natural gas per day. The gas from the Marcellus Shale fields would travel from Wright, New York, to Dracut, Massachusetts. — Associated Press SOLAR SHINES: While solar power claims a tiny share of overall U.S. electricity production, U.S. Energy Information Administration data show it’s growing. Power output from commercial solar projects grew by 102 percent last year, according to the EIA. The numbers exclude output from “behind-the-meter” solar projects. However, the EIA said it expects solar power will average only 0.7 percent of total U.S. electricity generation in 2016. — Utility Dive
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.
You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA are available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.
Participants in Solicitation
UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the joint proxy statement/prospectus, which will be included in Iberdrola USA’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.
New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in our reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.
NEWSLINE
Newsline is the biweekly newsletter for employees of UIL Holdings Corporation and its subsidiaries. Newsline strives to communicate valuable information and connect all employees to each other, to the company and to the community.
STAFF
Vice President, Corporate Communications: Michael A. West, Jr.
Editorial Board: Ed Crowder, Chris Farrell, Mike Foley, Joan Huwiler
Creative Director: Lynn Bodetka Burke Senior Executive Assistant: Bernadette Dorso
Newsline is produced by UIL Corporate Communications. Please send questions, comments, story ideas, and photos to NEWSLINE@uinet.com